UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Safe Pro Group Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

78642D 101

(CUSIP Number)

Christopher Todd

18305 Biscayne Blvd. Suite 222

Aventura, Florida 33160

(786) 409-4030

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 29, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78642D 101	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Christopher Todd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 720,000(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 720,000(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 720,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 5.30%
14	TYPE OF REPORTING PERSON IN

(1) Consists of 720,000 shares of the Issuer’s common stock held indirectly by Christopher Todd Inc., of which the Mr. Todd is the beneficial owner.

CUSIP No. 78642D 101	SCHEDULE 13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Christopher Todd, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 720,000(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 720,000(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 720,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 5.30%
14	TYPE OF REPORTING PERSON CO

(1) Consists of 720,000 shares of the Issuer’s common stock held indirectly by Christopher Todd Inc., of which the Mr. Todd is the beneficial owner.

CUSIP No. 78642D 101	SCHEDULE 13D	Page 4 of 6 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of Safe Pro Group Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 18305 Biscayne Blvd., Suite 222, Aventura, Florida 33160.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed jointly by Christopher Todd and Christopher Todd, Inc. (the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is 18305 Biscayne Blvd., Suite 222, Aventura, Florida 33160.

(c) Mr. Todd is the President of the Issuer.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f) Mr. Todd is a citizen of the United States. Christopher Todd, Inc. is a Florida corporation.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 29, 2022, the Issuer acquired 100% of Airborne Response Corp. Mr. Todd was the owner of 35.9% of the shares of Airborne Response at the time of the acquisition. Mr. Todd received 1,175,000 shares of the Issuer’s Series B Preferred Stock as payment for his ownership interest in Airborne Response representing approximately 35.9% of the Series B Preferred Stock issued as part of the transaction. The Series B Preferred Stock was converted into 470,000 shares of common stock at the completion of the Issuer’s initial public offering.

On December 29, 2022, Mr. Todd was awarded 250,000 restricted shares of common stock with vesting contingent upon the Issuer’s initial public offering, completed on August 29, 2024, pursuant to the Issuer’s 2022 Equity Plan. On December 31, 2023, pursuant to a board resolution the shares became fully vested and were issued.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

CUSIP No. 78642D 101	SCHEDULE 13D	Page 5 of 6 Pages

Except as set forth in this Schedule 13D, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the following matters:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

The Reporting Persons reserve the right to propose or participate in future transactions which may result in one or more of the above listed actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the common stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of common stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the common stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) As described in Item 4, the Reporting Persons are deemed the beneficial owners of 720,000 shares of Common Stock, representing approximately 5.30% of the outstanding shares.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is calculated based upon 13,680,249 shares of Common Stock outstanding, as reported by the Issuer in its Form S-1 file number 333-280599.

Mr. Todd has the sole power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all 720,000 shares of Common Stock held by Christopher Todd, Inc.

(c) Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 78642D 101	SCHEDULE 13D	Page 6 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the agreements described in Item 4 and Item 7 and relationships described in Item 2, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 hereof and between such person and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1	Employment Agreement between Airborne Response Corp. and Christopher Todd, dated March 21, 2022 (incorporated by reference to Exhibit 10.3 to the Company’s registration statement on Form S-1, filed with the SEC on August 9, 2024)

2	Acquisition Agreement between Safe Pro Group Inc. and Airborne Response Corp. dated September 14, 2022 (incorporated by reference to Exhibit 10.16 to the Company’s registration statement on Form S-1, filed with the SEC on August 9, 2024)

3*	Form of Lock-Up Agreement

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 11, 2024

/s/ Christopher Todd
Christopher Todd